Exhibit 99.3
Amended List of Subsidiaries
1.	MPEL Holdings Limited, incorporated in Cayman Islands

2.	MPEL International Limited, incorporated in Cayman Islands

3.	MPEL Nominee One Limited, incorporated in Cayman Islands

4.	MPEL Investments Limited, incorporated in Cayman Islands

5.	Melco Crown Gaming (Macau) Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

6.	Melco Crown (COD) Hotels Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

7.	Melco Crown (COD) Developments Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China